Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY):	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

17002611

SEC Mail Processing Section MAR 17 2017 Washington DC 412

1. State the name of the applicant: NASDAQ PHLX LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box): FMC Tower, 2929 Walnut Street, Philadelphia, PA 19104, USA
3. Provide the applicant's mailing address (if different): Office of General Counsel 805 King Farm Blvd., Rockville, MD 20850
4. Provide the applicant's business telephone and facsimile number: Phone: 301-978-8400 / Fax: 301-978-8472
   (Telephone) (Facsimile)
5. Provide the name, title, and telephone number of a contact employee: Joan Conley Senior Vice President & Corporate Secretary 301-978-8735
   (Name) (Title) (Telephone Number)
6. Provide the name and address of counsel for the applicant: Edward S. Knight 805 King Farm Blvd. Rockville, MD 20850

Securities and Exchange MAR 17 2017 RECEIVED

7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☑ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
   (a) Date (MM/DD/YY): 12/16/2005 (b) State/Country of formation: Delaware
   (c) Statute under which applicant was organized:

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 03/15/17 (MM/DD/YY) (Name of applicant)

By: [signature] (Signature) JOAN C. CONLEY SVP, GEN. SECRETARY (Printed Name and Title)

Subscribed and sworn before me this 15th day of March (Month), 2017 (Year) by [signature] (Notary Public)

My Commission expires County of State of

COLLEEN MARIE STEELE NOTARY PUBLIC STATE OF MARYLAND County of Montgomery My Commission Expires January 29, 2020

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

Nasdaq

SEC
Mail Processing
Section
MAR 17 2017
Washington DC
412

805 KING FARM BLVD.
ROCKVILLE, MD 20850

March 15, 2017

__Via Overnight Mail__

U.S. Securities and Exchange Commission
Division of Trading and Markets
Office of Market Supervision
100 F Street, N.E.
Washington, DC 20549

Re: Form 1 – Amendment of April 3, 2017

Dear Sir of Madam:

Pursuant to Rule 6a-2 under the Securities Exchange Act of 1934, NASDAQ PHLX LLC is submitting this amendment to Form 1 to reflect that the Exchange will be relocating its operations. As of April 3, 2017, the primary street address will be FMC Tower, 2929 Walnut Street, Philadelphia, PA 19104. If you have any questions, please call me at 1-301-978-8735 or Angela Dunn at 1-215-495-5692.

Sincerely,

Joan C. Conley
Senior Vice President & Corporate Secretary

Securities and Exchange
MAR 17 2017
RECEIVED